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                              April 13, 2021

       Saurabh Saha, M.D., Ph.D.
       Chief Executive Officer
       Centessa Pharmaceuticals Ltd
       The Dorothy Hodgkin Building Babraham
       Research Campus
       Babraham
       Cambridge
       United Kingdom CB22 3FH

                                                        Re: Centessa
Pharmaceuticals Ltd
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 15,
2021
                                                            CIK No. 0001847903

       Dear Dr. Saha:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted March 15, 2021

       Letter from the CEO, page i

   1. To the extent that this letter precedes the Summary, please balance the presentation and clarify the discussion
of the asset centricity business model by explaining that you are a newly incorporated
holding company that has acquired subsidiary companies.
 Saurabh Saha, M.D., Ph.D.
FirstName   LastNameSaurabh
Centessa Pharmaceuticals Ltd Saha, M.D., Ph.D.
Comapany
April       NameCentessa Pharmaceuticals Ltd
       13, 2021
April 213, 2021 Page 2
Page
FirstName LastName
Overview, page 1

2. With reference to disclosures on pages 19 and 111, please revise page 1 of the Summary to clarify that Centessa only recently commenced operations after simultaneously acquiring 100% equity interests in ten pre-revenue development-stage biotechnology companies in January 2021. The Summary disclosure should also explain, if true, that you were formed by Medicxi and that each of the Centessa Subsidiaries was
in Medicxi   s
         portfolio at the time of the acquisition.
3.       Please revise the Summary, where appropriate, to discuss how the ten
Centessa
         Subsidiaries were selected for acquisition. In this regard, it should be clear whether
         Medicxi determined which of its portfolio companies would be part of the new company and which ones would not. To the extent that Medicxi did not control these subsidiary companies, please clarify whether arms-length negotiations were conducted with each
         Centessa Subsidiary and whether negotiations were conducted with other current or former Medicxi portfolio companies.
4. We refer to the graphic on page 2. With reference to comments 2 and 3 above, please tell us the basis for your claim that your model attracts validated assets and subject matter
         experts. Clarify the term    validated    in the paragraphs preceding
the graphic. Also, tell
         us why you show seven new companies in the future graphic as opposed to a different number.

5. We note your disclosure on page 2 that founder-subject matter experts will be directly incentivized and appropriately supported to develop and bring medicines to market. We also note your disclosure that your focus on data-driven decision-making is aimed at enabling you to embrace and implement a "fail fast, and fail early" philosophy to close programs expeditiously when data dictates. Please provide additional disclosure regarding how you will incentivize the founder-subject matter experts to develop and bring medicines to market and/or to "fail fast, and fail early."
6. We refer to a February 16, 2021 Financial Times article which quotes your former Chief
         Scientific Officer and reports that your scientists hold shares in their unit and the overall umbrella company, and will leave if their project fails. Accordingly, please tell us, and revise, as applicable, to discuss whether your founder-subject matter experts and others hold equity stakes in the Centessa Subsidiaries or whether these subsidiaries are wholly-
         owned by the parent.
7. Please remove the reference on page 3 to "first-in-class" as this statement implies an expectation of regulatory approval and is inappropriate given the stage of development for your programs.
Our Pipeline, page 3

8. With reference to your disclosure on page 127, please clarify in the pipeline table or in the
 Saurabh Saha, M.D., Ph.D.
FirstName   LastNameSaurabh
Centessa Pharmaceuticals Ltd Saha, M.D., Ph.D.
Comapany
April       NameCentessa Pharmaceuticals Ltd
       13, 2021
April 313, 2021 Page 3
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FirstName LastName
         text immediately below it that the Phase 3 Alert study for lixivaptan is not a registrational trial and that lixivaptan requires additional clinical studies prior to submission of an NDA.
         Please also make similar revisions for the table on page 152.
9. We note that PearlRiver Bio has one preclinical program that is an "undisclosed" next generation EFGR inhibitor. Please explain to us why this program is sufficiently material to your business to warrant inclusion in your pipeline table or revise your table as appropriate.
10. Please provide a brief narrative description of the significance of the validation legend in your pipeline table. In particular, please disclose what is meant by "precedented human activity" and "human genetics."
Our Operating Model, page 5

11. We note your disclosure on page 15 indicating that Centessa Subsidiaries have their own boards of directors and that conflicts of interest may result from a corporate structure in which there are boards of directors at the parent and subsidiary levels. Given your disclosure on page 98 that each Centessa Subsidiary is wholly-owned by the Centessa parent entity, please explain why the Centessa Subsidiaries are retaining separate boards of directors. Explain the duties and function of these subsidiary boards, including what these boards can do in the the event that they disagree with the sufficiency of resources provided by the parent or otherwise disagree with parent decisions concerning how the subsidiary operates.
Prospectus Summary
Summary Financial Data, page 12

12. Please revise to include the condensed historical predecessor and successor financial statements as of and for the periods ended December 31, 2020 and December 31, 2019.
         Alternatively, please tell us why you did not include this summary historical financial data.
13. Please revise to label your "Unaudited pro forma condensed combined balance sheet data"
         as of December 31, 2020 as "condensed combined balance sheet data" as of December 31,
         2020 since this financial information contains successor historical condensed combined balance sheet data as well as pro forma balance sheet data.
Risk Factors
Some of our officers currently serve, and in the future may serve, as directors or officers of our
Centessa Subsidiaries..., page 17

14. Please expand your disclosure to identify any additional officers who are also directors and officers of your subsidiaries and the subsidiaries on which they serve. Please also clarify whether officers who serve as directors and/or officers of subsidiaries also receive additional compensation for serving in such capacities.
 Saurabh Saha, M.D., Ph.D.
Centessa Pharmaceuticals Ltd
April 13, 2021
Page 4
Third-party claims of intellectual property infringement, misappropriation or other violations, page 44

15. We note your disclosure that you are aware of an opposition proceeding at the EPO brought by European Oppositions Limited against an EP patent owned by the La Jolla
         Institute of Allergy and Immunology. Please revise to clarify whether this opposition proceeding relates to one of the issued patents licensed to Capella. If so, please also provide such disclosure on page 235.
Use of Proceeds, page 97

16. Please revise to provide separate estimates for each of the three candidates identified in the first bullet point and clarify whether the net proceeds from this offering will allow you to complete the clinical trials you identify.

Share Capital Reorganization and Re-registration, page 99

17. Please disclose here, or elsewhere, as appropriate, to describe the materials terms of each contribution agreement. Also, file these agreements as exhibits pursuant to Regulation S-
         K, Item 601.
Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Estimated consideration and preliminary purchase price allocation., page 112

18. We note that you determined the fair value of the 89,516,188 ordinary shares issued as part of this transaction to be $2.92 per share utilizing the recent transaction method and then used the option pricing method to allocate the fair value to the ordinary shares. Please revise your filing to disclose in more detail the underlying assumptions utilized in the transaction method and option pricing method including the discount factor for lack of marketability and how these assumptions were derived.
19. We note that you determined that the fair value of the contingent value rights issued to
         Palladio shareholders was $22.7 million and that you applied a cumulative probability of achieving the specified milestone and applied it to the potential payout, which is currently expected during the first quarter of 2022. Please revise to disclose in more detail the underlying assumptions utilized in this method and how these assumptions were derived.
Funding Requirements, page 121

20. With reference to your risk factor disclosure at the bottom of page 15, please revise to
FirstName LastNameSaurabh Saha, M.D., Ph.D.
       discuss in greater detail the costs and timeline involved in building out the larger
Comapany   NameCentessa
       organization.        Pharmaceuticals
                       In addition,           Ltdto clarify whether you
presently have the funds
                                    please revise
       necessary
April 13,         to do
          2021 Page   4 so.
FirstName LastName
 Saurabh Saha, M.D., Ph.D.
FirstName   LastNameSaurabh
Centessa Pharmaceuticals Ltd Saha, M.D., Ph.D.
Comapany
April       NameCentessa Pharmaceuticals Ltd
       13, 2021
April 513, 2021 Page 5
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FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Centessa Pharmaceuticals Limited
Contractual Obligations and Other Commitments, page 123

21. Please confirm whether the CVRs will be triggered when Palladio initiates its ACTION
         Study, which you disclose is expected to commence by the first quarter of 2022.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Centessa Pharmaceuticals Limited
Critical Accounting Policies
Share-Based Compensation, page 123

22. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Licensing Arrangements, page 127

23. Please expand the description of the Morphogen-IX License Agreement to disclose the annual licensing fee, royalty term, and termination provisions. Management's Discussion and Analysis of Financial Condition and Results of Operations of The
Centessa Predecessor Group and ...
Results of Operations, page 133

24. Given the importance of your research and development expenses to your operations, please expand your discussion here and on pages 135 and 136 to provide a break-out by key projects for your research and development expenses incurred during each period presented.
Our Pipeline, page 151

25. To the extent not already disclosed, please disclose when each of your subsidiaries was founded and where its operations are based.
Pega-One, page 178

26. Please disclose whether any of the adverse events observed in the imgatuzumab clinical trials constituted a serious adverse event, and, if so, indicate whether such event was deemed treatment related.
27. We note that the disclosure in this section describes Roche's development work on imgatuzumab. Please revise to disclose Pega-One's business activities since acquiring the
 Saurabh Saha, M.D., Ph.D.
Centessa Pharmaceuticals Ltd
April 13, 2021
Page 6
         imgatuzumab license in April 2020, including any research and development efforts undertaken to date.
Z Factor Limited, page 185

28. We note that ZF887 is highlighted in your Summary pipeline table on page 3.
         Accordingly, please expand your disclosure regarding ZF887 to describe in more detail the research done to date and additional development plans for the near-term future.
Capella Bioscience Ltd., page 195

29. We note your disclosure on page 202 that Capella seeks to "rapidly" develop CBS004 in
         SSc with a novel clinical design strategy, followed by SLE and CLE. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.
Intellectual Property and License Agreements, page 231

30. We note that for certain of your subsidaries' patent portfolios, you disclose that the portfolios include claims directed to the subsidaries' disclosed product candidates and preclinical assets, but do not clarify whether the issued U.S. and foreign patents relate to such product candidates and programs. Please revise your disclosure to clarify whether any of your issued patents include claims directed to your disclosed product candidates and preclinical assets and, to the extent not already disclosed, please disclose the type of patent protection you have (e.g., composition of matter, method, or use).
31. Please revise your disclosure regarding Pega-One's license agreement with Roche to disclose the aggregate payments due upon meeting certain milestones. Please also clarify whether Centessa's initial public offering would trigger the issuance of equity to Roche and, if so, the terms of such issuance.
32. We note your disclosure on page 17 indicating that each of the Centessa Subsidiaries licenses intellectual property from third parties. Please revise to disclose the terms of material license and collaboration agreement for the following subsidiaries, or advise: Capella Bioscience, LockBody, Orexia Therapeutics, PearlRiver Bio, and Janpix
         Limited.
33. We refer to your disclosure on page 29 that "all of your current programs are in-licensed from third parties." Please confirm that where you describe certain patent portfolios as
       "owned," that these are not licensed intellectual property.
FirstName LastNameSaurabh Saha, M.D., Ph.D.
34. With reference to your disclosure on pages 46 and 48 regarding opposition proceedings
Comapany   NameCentessa
       against              Pharmaceuticals
               certain patents,               Ltd
                                please disclose here any contested proceedings
or third party
       claims  with respect
April 13, 2021 Page 6       to patents material to your subsidiaries.
FirstName LastName
 Saurabh Saha, M.D., Ph.D.
FirstName   LastNameSaurabh
Centessa Pharmaceuticals Ltd Saha, M.D., Ph.D.
Comapany
April       NameCentessa Pharmaceuticals Ltd
       13, 2021
April 713, 2021 Page 7
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FirstName LastName
Employees and Human Capital, page 256

35. Please disclose the number of full-time employees you have. See Item 101(h)(4)(xii) of
         Regulation S-K.
Executive Compensation
Narrative Disclosure to Summary Compensation Table, page 266

36. Please disclose whether the agreements with Messrs. Huntington, Baglin, Morrell, Finlay, and Dr. Coleman have been amended or terminated as a result of the January 2021 business combinations.
Executive Compensation
Change in Control and other Severance Arrangement, page 270

37. We note your description of the incentivization arrangements you have with each of Z
         Factor, Morphogen-IX, and LockBody. Please disclose, where appropriate, whether you have incentivization arrangements with each of your other subsidiaries and, if so, the terms of such arrangements. Please also file these as exhibits to the registration statement, or tell us why you believe this is not required.
Principal Shareholders, page 280

38. Please revise footnotes 1-3 to identify the person or persons with voting and/or dispositive control over the shares.
Exhibits

39. Please file as an exhibit the employment agreement with your Chief Financial Officer,
         Gregory Weinhoff.
General

40. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Saurabh Saha, M.D., Ph.D.
FirstName   LastNameSaurabh
Centessa Pharmaceuticals Ltd Saha, M.D., Ph.D.
Comapany
April       NameCentessa Pharmaceuticals Ltd
       13, 2021
April 813, 2021 Page 8
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FirstName LastName
       You may contact Tara Harkins at (202) 551-3639 or Dan Gordon at (202) 551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joe McCann at (202) 551-6262 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Edwin O   Connor - Goodwin Procter LLP